                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                              Washington D.C. 20549

                                    FORM 11-K

                                   (Mark One)

          [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2000

                                       OR

     [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

       For the transition period from ................ to ................

                          Commission file number 1-9950

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

         Team, Inc. Salary Deferral Plan and Trust

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

         Team, Inc.
         200 Herman Dr.
         Alvin, Texas  77511
         (281) 331-6154

     TEAM, INC. SALARY DEFERRAL
     PLAN AND TRUST

     Financial Statements As of December 31, 2000 and 1999 and for the Year Ended December 31,
     2000, and Supplemental Schedule As of and for the Year Ended December 31, 2000, and
     Independent Auditors' Report

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TEAM, INC. SALARY DEFERRAL PLAN AND TRUST

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                           PAGE

INDEPENDENT AUDITORS' REPORT                                                 1

FINANCIAL STATEMENTS:

  Statements of Net Assets Available for Benefits, December 31, 2000
    and 1999                                                                 2

  Statement of Changes in Net Assets Available for Benefits for the
    Year Ended December 31, 2000                                             3

  Notes to Financial Statements                                              4

SUPPLEMENTAL SCHEDULE -

  Form 5500, Schedule H, Line 4i - Schedule of Assets (Held At
    End of Year)                                                             9

INDEPENDENT AUDITORS' REPORT

To the Administrative Committee of
   Team, Inc. Salary Deferral Plan and Trust
Houston, Texas

We have audited the accompanying statements of net assets available for plan benefits of Team, Inc. Salary Deferral Plan and Trust (the "Plan") as of December 31, 2000 and 1999, and the statement of changes in net assets available for plan benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for plan benefits of Team, Inc. Salary Deferral Plan and Trust at December 31, 2000 and 1999, and the changes in net assets available for plan benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the U.S. Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2000 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP
Houston, Texas
October 5, 2001

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TEAM, INC. SALARY DEFERRAL PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS,
DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------

ASSETS                                                2000            1999

INVESTMENTS                                        $12,280,343    $11,635,979

CASH                                                                   12,838

ACCRUED INTEREST/DIVIDENDS                               7,244
                                                   -----------    -----------

NET ASSETS AVAILABLE FOR BENEFITS                  $12,287,587    $11,648,817
                                                   ===========    ===========

See notes to financial statements.

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TEAM, INC. SALARY DEFERRAL PLAN AND TRUST

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2000
--------------------------------------------------------------------------------

ADDITIONS TO NET ASSETS AVAILABLE FOR BENEFITS ATTRIBUTED TO:
  Investment income:
    Interest and dividends                                         $   247,190
    Net depreciation in fair value of investments                     (263,902)
                                                                   -----------
        Total                                                          (16,712)

    Participant contributions                                        1,054,148
    Employer contributions                                             279,099
                                                                   -----------

                                                                     1,333,247
                                                                   -----------

        Total additions                                              1,316,535
                                                                   -----------

DEDUCTIONS FROM NET ASSETS AVAILABLE FOR BENEFIT
  ATTRIBUTED TO:
  Administrative fees                                                    9,225
  Distributions and benefits paid to participants                      668,540
                                                                   -----------

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS                      638,770

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                                 11,648,817
                                                                   -----------

  End of year                                                      $12,287,587
                                                                   ===========


See notes to financial statements.

TEAM, INC. SALARY DEFERRAL PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2000 AND 1999 AND FOR THE YEAR ENDED DECEMBER 31, 2000
--------------------------------------------------------------------------------

1.    DESCRIPTION OF THE PLAN

      The following description of the Team, Inc. Salary Deferral Plan and Trust (the "Plan") provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

      GENERAL - The Plan is a defined contribution plan covering all eligible employees of Team, Inc. (the "Company"). Employees become eligible to participate in the Plan if they are 21 years of age and upon completion of three months of service, as defined by the Plan. The Plan is administered by an Administrator appointed by the Board of Directors of the Company (the "Administrator"). The Administrator is Clark Ingram, vice president of Human Resources. No compensation is paid by the Plan to the Administrator. Prior to January 1, 2000, all mutual funds were administered by Kemper Securities, Inc. as asset manager. Effective January 1, 2000, Wells Fargo NA, (the "Trustee") became the authorized trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

      The Board of Directors of the Company approved the Plan and provided for the Plan to begin October 1, 1984. The agreement provided for, among other things, the qualification of the Plan under Section 401(k) of the Internal Revenue Code, as amended.

      CONTRIBUTIONS - Each year, participants may contribute up to 16% of their pre-tax annual eligible pay, as defined in the Plan. The Company contributes 50% of the participant's contribution, up to a limit of 4% of eligible pay. Additional amounts may be contributed at the discretion of the Company's Board of Directors. Contributions are subject to certain Internal Revenue Code limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

      PARTICIPANT ACCOUNTS - Individual accounts are maintained for each plan participant. Each participant's account is credited with the participant's contribution, his or her portion of the Company's contribution, and an allocation of the Plan's earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

      INVESTMENTS - Participants direct the investment of their contributions into various investment options offered by the Plan. Contributions can be invested on a percentage allocation basis in any increment of 1%. Company contributions are allocated on the same basis as the participant has elected to allocate their contributions. Contributions may be invested in the following funds:

      Company Stock Fund - Invests in the Company's common stock.

      Wells Fargo Mutual Funds - as follows:

            Wells Fargo Treasury Plus Institutional Money Market Fund - invests primarily in U.S. Treasury obligations or repurchase agreements which are collateralized by U.S. Treasury obligations.

            Invesco Select Income Fund - invests in government and corporate debt securities.

            Pimco Low Duration Fund - invests in fixed-income securities with an average portfolio duration between one and three years.

            Janus Balanced Fund - invests in securities selected for their growth potential and income potential.

            American Century Income and Growth Fund - invests in common stocks.

            Wells Fargo Index Fund - invests in substantially all the stocks of the Standard & Poor's 500 Composite Price Index in substantially the same weightings as the Index.

            Massachusetts Investors Growth Stock Fund - invests in common stocks of companies with better-than-average prospects for long-term growth.

            Dreyfus Emerging Leaders Fund - invests primarily in domestic and foreign equity securities of issuers characterized as growth companies and with market capitalizations below $750 million.

            Janus Worldwide Fund - invests primarily in common stocks of foreign and U.S. companies.

            Wells Fargo Large Company Growth Fund - invests primarily in large high-quality domestic companies that are believed to have superior growth potential.

            Invesco Dynamic Fund - invests primarily in commons stocks.

            Wells Fargo Life Path 2010 Fund - invests in stocks, bonds, and money market securities - seeking higher returns initially and reallocating to a more conservative mix as the year 2010 approaches.

            Wells Fargo Life Path 2020 Fund - invests in stocks, bonds, and money market securities - seeking higher returns initially and reallocating to a more conservative mix as the year 2020 approaches.

            Wells Fargo Life Path 2030 Fund - invests in stocks, bonds, and money market securities - seeking higher returns initially and reallocating to a more conservative mix as the year 2030 approaches.

            Wells Fargo Life Path 2040 Fund - invests in stocks, bonds, and money market securities - seeking higher returns initially and reallocating to a more conservative mix as the year 2040 approaches.

            Wells Fargo Life Path Opportunity Fund - invests in a mix of equities, debt securities, and cash equivalents.

      VESTING - Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company's contribution potion of their accounts is based on continuous years of service as follows:

                                                  PERCENTAGE OF
                                              EMPLOYER CONTRIBUTION
           YEARS OF SERVICE                    THAT BECOMES VESTED

          Less than one year                            0
          One year                                     20
          Two years                                    40
          Three years                                  60
          Four years                                   80
          Five years or more                          100

      After becoming vested, employer contributions are not forfeitable for any reason. Forfeited balances of terminated participants are used to reduce future Company contributions.

      PARTICIPANT LOANS - Participants may borrow from their fund accounts up to a maximum of $50,000 or 50% of their account balance, whichever is less. The minimum loan amount is $1,000. The loans are secured by the balance in the participant's account and bear interest at rates commensurate with local prevailing rates as determined quarterly by the plan administrator. All loans must generally be repaid within five years, except where a loan is used to purchase a principal residence. The maximum number of outstanding loans allowed per participant is three.

      PAYMENT OF BENEFITS - Participants who terminate employment, retire, die, or become totally disabled are entitled to the balance in their accounts. Benefits are payable either in a lump-sum amount or in monthly, quarterly, semiannual, or annual installments over a period not exceeding ten years.

      TERMINATION OF THE PLAN - The Company may terminate the Plan at any time. In the event of termination of the Plan, the assets held by the asset manager under the Plan will be valued and each participant will be entitled to distributions for the balance of his or her account.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

      USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from these estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

      RECLASSIFICATIONS - Certain amounts in the prior year have been reclassified to conform to the current year presentation.

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      INVESTMENT VALUATION AND INCOME RECOGNITION - The Plan's investments are stated at fair value. Quoted market prices are used to value investments.

      Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

      EXPENSES - Administrative expenses of the Plan are paid by the Company, as provided in the plan document.

      PAYMENT OF BENEFITS - Benefit payments to participants are recorded upon distribution. At December 31, 2000 and 1999, no amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid.

3.    INVESTMENTS

      The Plan's investments that represented 5% or more of the Plan's net assets available for benefits as of December 31, 2000 and 1999 are as follows:


                                                         2000          1999

      Team, Inc. Common Stock                          $1,127,080
      Wells Fargo Mutual Funds:
        Janus Balanced Fund                             1,326,453
        Wells Fargo Index                               1,744,799
        Massachusetts Investors Growth
          Stock Fund                                    3,252,583
        Janus Worldwide                                   787,933
        Wells Fargo Treasury Plus Institutional
          Money Market Fund                               894,222
      Participant loans receivable                      1,359,686

      Kemper Securities, Inc. Mutual Funds:
        Money Market Fund                                           $1,128,984
        Total Return Fund                                            1,380,788
        Growth Fund                                                  3,737,395
        U.S. Government Securities Fund                                615,111
        Blue Chip Fund                                               2,243,980
      Participant loans receivable                                   1,055,716


      During 2000, the Plan's mutual fund investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $263,902.

4.    FEDERAL INCOME TAX STATUS

      The Plan obtained its latest determination letter on January 16, 1996, in which the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter; however, the Company, the Plan administrator, and the Plan's tax counsel believe that the Plan is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan is qualified and the related trust is tax-exempt as of December 31, 2000. Therefore, no provision for income taxes has been included in the Plan's financial statements.

      A participant is not subject to federal income tax on the employer's contribution or on the income accruing to his or her account until such amount is paid to the participant.

5.    RELATED-PARTY TRANSACTIONS

      During the year ended December 31, 2000, the Plan sold 43,499 shares of Team, Inc. common stock with a cost of $75,759 for $104,542.

6.    PLAN TERMINATION

      Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event the Plan is terminated, participants would become 100% vested in their account.

                                     ******

TEAM, INC. SALARY DEFERRAL PLAN AND TRUST

FORM 5500, SCHEDULE H, LINE 4i -- SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
--------------------------------------------------------------------------------

(a)             (b)                                   (c)                                        (e)

        IDENTITY OF ISSUE,
         BORROWER, LESSOR                     DESCRIPTION OF INVESTMENT, INCLUDING               CURRENT
         OF SIMILAR PARTY                      MATURITY DATE AND RATE OF INTEREST                 VALUE

  *   Team, Inc.                           Team Common Stock Fund                            $ 1,127,080
      Wells Fargo                          Lifepath Opportunity Fund                               3,132
      Wells Fargo                          PIMCO Low Duration Fund                               487,683
      Wells Fargo                          Wells Fargo Lifepath 2010 Fund                          1,502
      Wells Fargo                          Wells Fargo Lifepath 2020 Fund                          5,576
      Wells Fargo                          Invesco Select Income Fund                             57,720
      Wells Fargo                          Wells Fargo Lifepath 2030 Fund                         25,356
      Wells Fargo                          Janus Balanced Fund                                 1,326,453
      Wells Fargo                          Wells Fargo Lifepath 2040                              22,308
      Wells Fargo                          American Century Income and Growth Fund               223,902
      Wells Fargo                          Wells Fargo Index Fund                              1,744,799
      Wells Fargo                          Wells Fargo Large Company Growth Fund                 160,271
      Wells Fargo                          MFS Massachusetts Investors Growth Stock Fund       3,252,583
      Wells Fargo                          Invesco Dynamics Fund                                 359,107
      Wells Fargo                          Dreyfus Emerging Leaders Fund                         441,030
      Wells Fargo                          Janus Worldwide Fund                                  787,933
      Wells Fargo                          Wells Fargo Treasury Plus Ins Money Market Fund       894,222
                                                                                             -----------

                                           Total                                              10,920,657

      Participants loans receivable        Due in monthly installments for up to 60 months,
                                             interest rates ranging from 9.75% to 10.50%.      1,359,686
                                                                                             -----------

                                           TOTAL                                             $12,280,243
                                                                                             ===========

* Party-in-interest

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the administrative committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                       Team, Inc. Salary Deferral Plan and Trust

                                                      (name of plan)

      Date: October 15, 2001           By: /s/ TED W. OWEN
                                          ------------------------------
                                               Ted W. Owen

                                       Vice-President and CFO of Team, Inc.

                                          (Principal Accounting Officer)